UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            Milestone Scientific Inc.
                            -------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   9123-29-10
                                 --------------
                                 (CUSIP Number)

                                Hank Gracin, Esq.
                                 Lehman & Eilen
                    50 Charles Lindbergh Boulevard, Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communication)

                                  June 5, 1998
                                  ------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 9123-29-10                   13D                    Page 2 of 9 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Little Wing L.P., Social Security No. 13-3778596

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 487,141

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 487,141

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 487,141

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%

14.      TYPE OF REPORTING PERSON: PN

CUSIP NO. 9123-29-10                 13D                     Page 3 of 9 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Quilcap Corp., Fed. I.D. No. 13-3780878

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 487,141

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 487,141

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 487,141

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.4%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 9123-29-10                 13D                     Page 4 of 9 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Tradewinds Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 255,215

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 255,215

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 255,215

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.89%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 9123-29-10                 13D                      Page 5 of 9 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Contrary Fund Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Ireland

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 131,010

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 131,010

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 131,010

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.48%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 9123-29-10                 13D                     Page 6 of 9 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Quilcap International Corp., Fed. I.D. No. 13-3868725

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 386,225

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 386,225

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 386,225

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.34%

14.      TYPE OF REPORTING PERSON: CO

CUSIP NO. 9123-29-10                 13D                  Page 7 of 9 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Parker Quillen, ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  /X/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER: 873,366

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER: 873,366

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 873,366

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         /_/

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.57%

14.      TYPE OF REPORTING PERSON: IN

CUSIP NO. 9123-29-10                 13D                     Page 8 of 9 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               INAMED CORPORATION
                               ------------------
                                (Name of Company)


Item 5. Interest in Securities of the Issuer, of the Schedule 13D Report is amended as follows:

Item 5.           Interest in Securities of the Issuer

         (a) As of the date hereof, Little Wing beneficially owned 253,808 shares of Common Stock and a Warrant to purchase 233,333 shares of Common Stock at $9.00 per share, together constituting approximately 5.4% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998(inclusive of the shares issuable upon exercise of its Warrant).

         Little Wing engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

   4/9/98............................................Purchased 11,700 shares at $15.875 per share
   4/14/98...........................................Purchased 31,050 shares at $15.25 per share
   4/21/98...........................................Purchased 2,900 shares at $16.9375 per share
   4/22/98 ..........................................Sold 2,950 shares at $17.125 per share
   4/23/98 ..........................................Sold 56,000 shares at $16.3684 per share
   4/29/98 ..........................................Purchased 7,775 shares at $16.1101 per share
   5/7/98............................................Sold 20,000 shares at $19.125 per share
   6/5/98............................................Purchased 132,700 shares at $10.5329 per share
   6/8/98............................................Purchased 47,000 shares at $8.5697 per share

         (b) As of the date hereof, Tradewinds beneficially owned 205,215 shares of Common Stock and a Warrant to purchase 50,000 shares of Common Stock at $9.00 per share, together constituting approximately 2.89% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (inclusive of the shares issuable upon exercise of its Warrant).

         Tradewinds engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

   4/9/98                                            Purchased 5,300 shares at $15.875 per share
   4/14/98                                           Purchased 10,700 shares at $15.25 per share
   4/21/98                                           Purchased 1,250 shares at $16.9375 per share
   4/22/98                                           Sold 1,250 shares at $17.125 per share
   4/23/98                                           Sold 23,000 shares at $16.3684 per share
   4/29/98                                           Purchased 2,825 shares at $16.1101 per share
   6/5/98                                            Purchased 126,890 shares at $10.5329 per share
   6/8/98                                            Purchased 38,000 shares at $8.5697 per share

         (c) As of the date hereof, Contrary beneficially owned 81,010 shares of

CUSIP NO. 9123-29-10                  13D                   Page 9 of 9 Pages


Common Stock and a Warrant to purchase 50,000 shares of Common Stock at $9.00 per share, together constituting approximately 1.48% of the shares outstanding based on the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (inclusive of the shares issuable upon exercise of its Warrant).

         Contrary engaged in the following transactions in the Company's Common Stock during the 60 days prior to the date of this Report:

   4/9/98............................................Purchased 3,000 shares at $15.875 per share
   4/14/98...........................................Purchased 8,250 shares at $15.25 per share
   4/21/98...........................................Purchased 850 shares at $16.9375 per share
   4/22/98...........................................Sold 800 shares at $17.125 per share
   4/23/98...........................................Sold 16,000 shares at $16.3684 per share
   4/29/98...........................................Purchased 2,800 shares at $16.1101 per share
   6/5/98............................................Purchased 40,410 shares at $10.5329 per share
   6/8/98............................................Purchased 15,000 shares at $8.5697 per share


         (d) Little Wing has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Quillen, as President of Quilcap, Little Wing's General Partner.

         (e) Tradewinds and Contrary each have the power to vote and dispose of their respective shares, which power may be exercised by Quillen, as President of International, the Investment Manager to both entities.



Signatures


         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 1998



LITTLE WING, L.P.                                QUILCAP CORP.
By:  Quilcap Corp.,
General Partner


By:  /s/ Parker Quillen                          By:   /s/ Parker Quillen
    --------------------                            ----------------------------
Parker Quillen - President                       Parker Quillen - President



TRADEWINDS FUND LTD.                             QUILCAP INTERNATIONAL CORP.
By:  Quilcap International Corp,
General Partner


By:   /s/ Parker Quillen                         By:  /s/ Parker Quillen
    --------------------                            ----------------------------
Parker Quillen - President                       Parker Quillen - President



CONTRARY FUND LTD.
By:  Quilcap International Corp,
General Partner


By:   /s/ Parker Quillen                             /s/ Parker Quillen
    --------------------                         ----------------------------
Parker Quillen - President                       Parker Quillen